Mail Stop 3720

September 16, 2009

Mr. Steven Stowell
Chief Financial Officer
Options Media Group Holdings, Inc.
125 NW 13th Street, Suite 300
Boca Raton, FL 33432

       Re: Options Media Group Holdings, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2008
          Filed April 1, 2009
          Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009
          File No. 333-147245

Dear Mr. Stowell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Business, page 1

1.   Please expand your disclosure to explain how you obtain the data for your database and describe the software and hardware you provide to your customers. See Item 101(h)(4) of Regulation S-K.

Corporate History and Acquisitions, page 6

2.   We note that the sellers of 1 Touch Marketing, LLC are entitled to receive up to 6,000,000 shares of the company upon achievement of certain performance milestones. We also note your statement on page F-8 that as of December 31, 2008, the earn-out payment "was not earned." Please expand your disclosure to address the nature of the performance milestones, the number of shares that were still eligible to be awarded as of the end of the fiscal period and the timeframe in which such shares may be awarded.

Management's Discussion and Analysis of Financial Condition…, page 8

3.   The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. We note that your auditors have substantial doubt about your ability to continue as a going concern and we further note your statement on page 12 that you are seeking to raise additional money to meet your working capital needs and to remain operational. Please provide more detailed and quantified disclosure, as to your viable plan of operation which, if successful, will address these matters. In addition, we note your statement on page 10 that you expect your lead products and list management to be a lesser percentage of total revenue in future periods, while you expect your SMS product line to represent a larger proportion of your revenue. Please expand your disclosure to provide the bases for management's beliefs.

Critical Accounting Estimates

Valuation of Long-Lived and Intangible Assets and Goodwill, page 9

4.   We note that you test these assets for impairment using the guidance in SFAS 142 and 144. Please tell us how you have been able to conclude at December 31, 2008 and at March 31 and June 30, 2009 that there has been only one impairment given your precarious financial condition and going concern disclosure. We note your risk factors in Form 10-K, the Report of your Independent Registered Public Accounting Firm and the related going concern disclosure and your disclosure of at the bottom of page 20 of Form 10-Q for June 30, 2009 regarding Liquidity and Capital Resources. In your response, please discuss in detail your impairment testing, expand your disclosure in future filings and provide us with the proposed disclosure.

        Also please tell us about the evaluation the was performed at December 31, 2008 that resulted in the impairment of an email database as disclosed on page F-16.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

5.   Please provide the report of the other auditors pursuant to Rule 2-05 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1 – Merger with Options, page F-6

6.   Please tell us how you determined that the acquisition of Options Acquisition Sub was not a reverse acquisition/recapitalization. Please cite the accounting literature upon which you relied.

7.   Please tell us in detail how determined the fair values of the customer relationship and email data base intangible assets.

Note 1 – Merger with 1 Touch, page F-6

8.   Please tell us in detail how you determined the fair values of the customer relationship and email data base intangible assets.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Note 6 – Related Party Transactions

9.   We note your statement that you terminated two officers without cause on March 31, 2009. Please tell us in your response which officers were terminated and indicate why you did not file a Form 8-K with respect to such firings.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Liquidity and Capital Resources, page 20

10.   We note your disclosure that you borrowed an aggregate of $140,000 issuing unsecured notes in May 2009 and that you also "recently" borrowed additional money from three investors. Please file these notes and other related agreements as exhibits with your next filing or advise us why you believe it is appropriate not to include such agreements as material agreements under Item 601(b)(10) of Regulation S-K. Please also explain why the money you borrowed from three investors is not reflected in Note 3 to the financial statements.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director